UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ X ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   The Goldman Sachs Group, Inc.
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   (Last)                           (First)             (Middle)

   85 Broad Street
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                                    (Street)

   New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    LendingTree, Inc.
    (TREE)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

    May/2001
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [ X ]   Other (specify below)

                                Former 10% Owner
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7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                  |            |            |                                |                |6.       |          |
                                  |            |            | 4.                             |5.              |Owner-   |          |
                                  |            |            | Securities Acquired (A) or     |Amount of       |ship     |          |
                                  |            | 3.         | Disposed of (D)                |Securities      |Form:    |7.        |
                                  |            | Transaction| (Instr. 3, 4 and 5)            |Beneficially    |Direct   |Nature of |
                                  |2.          | Code       | ------------------------------ |Owned at End    |(D) or   |Indirect  |
1.                                |Transaction | (Instr. 8) |                | (A) |         |of Month        |Indirect |Beneficial|
Title of Security                 |Date        | -----------|     Amount     | or  |  Price  |(Instr. 3       |(I)      |Ownership |
(Instr. 3)                        |(mm/dd/yy)  |  Code  | V |                | (D) |         |and 4)          |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                  |            |        |   |                |     |         |                |         |          |
Common Stock                      |            |        |   |                |     |         |       01       |    01   | 01       |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).
FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

            |       |        |       |               |                 |                        |        |9.        |10.    |      |
            |       |        |       |               |                 |                        |        |Number    |Owner- |      |
            |       |        |       |               |                 |                        |        |of        |ship   |      |
            |2.     |        |       |               |                 |                        |        |Deriv-    |of     |      |
            |Conver-|        |       | 5.            |                 |7.                      |        |ative     |Deriv- |11.   |
            |sion   |        |       | Number of     |                 |Title and Amount        |        |Secur-    |ative  |Nature|
            |or     |        |       | Derivative    |6.               |of Underlying           |8.      |ities     |Secur- |of    |
            |Exer-  |        |4.     | Securities    |Date             |Securities              |Price   |Bene-     |ity:   |In-   |
            |cise   |3.      |Trans- | Acquired (A)  |Exercisable and  |(Instr. 3 and 4)        |of      |ficially  |Direct |direct|
            |Price  |Trans-  |action | or Disposed   |Expiration Date  |----------------------- |Deriv-  |Owned     |(D) or |Bene- |
1.          |of     |action  |Code   | of(D)         |(Month/Day/Year) |             |Amount    |ative   |at End    |In-    |ficial|
Title of    |Deriv- |Date    |(Instr | (Instr. 3,    |---------------- |             |or        |Secur-  |of        |direct |Owner-|
Derivative  |ative  |(Month/ |8)     | 4 and 5)      |Date    |Expira- |             |Number    |ity     |Month     |(I)    |ship  |
Security    |Secur- |Day/    |------ | ------------  |Exer-   |tion    |             |of        |(Instr. |(Instr.   |(Instr |(Instr|
(Instr. 3)  |ity    |Year)   |Code |V|  (A)  | (D)   |cisable |Date    |Title        |Shares    |5)      |4)        |4)     |4)    |
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
            |       |        |     | |       |       |        |        |             |          |        |          |       |      |
            |       |        |     | |       |       |        |        |             |          |        |          |       |      |
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by Stone Street Fund 1999, L.P. ("1999 Stone"), Stone Street 1999, L.L.C. ("Stone GP"), The Goldman Sachs Group, Inc. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs" and, together with 1999 Stone, Stone GP and GS Group, the "Reporting Persons"). The principal business address of each of 1999 Stone, Stone GP, GS Group and Goldman Sachs is 85 Broad Street, New York, New York, 10004.

Explanation of Responses:

01: On March 7, 2001, 1999 Stone, GS Group and certain shareholders of the Company (the "Shareholders" and together with 1999 Stone and GS Group, the "Voting Parties") entered into a voting agreement (the "Voting Agreement"), by and among the Company and the Voting Parties. As a result of having entered into the Voting Agreement, which became effective on March 20, 2001, and only for such time as the Voting Agreement was in effect, 1999 Stone, GS Group and the Shareholders may have been deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended. The Voting Agreement terminated on May 24, 2001 and, as a result, any such deemed "group" terminated on that date.

As of May 24, 2001, 1999 Stone owned beneficially and directly 142,429 shares of Common Stock. Stone GP, the general partner of 1999 Stone, Goldman Sachs and GS Group may be deemed to own beneficially and indirectly the shares held directly by 1999 Stone. Stone GP, Goldman Sachs and GS Group each disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

As of May 24, 2001, GS Group owned beneficially and directly 1,281,881 shares of Common Stock. The Reporting Persons, other than GS Group, disclaim beneficial ownership of the securities reported herein.

Neither the present filing nor anything contained herein shall be construed as an admission that 1999 Stone, GS Group and the Shareholders ever constituted a "person" or "group" for any purpose. Neither the present filing nor anything contained herein shall be construed as an admission that 1999 Stone Street, GS Group and the Shareholders ever constituted a "person or "group" for any purpose other than what they may have been deemed to constitute under Section 13(d) of the Securities Exchange Act of 1934, as amended. The Reporting Persons disclaim beneficial ownership of, and any pecuniary interest in, any shares of Common Stock or any other securities beneficially owned by the Shareholders, and neither the present filing nor anything contained herein shall be construed as an admission otherwise.

**Signatures:

STONE STREET FUND 1999, L.P.



By:  s/ Roger S. Begelman
     ----------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


STONE STREET 1999, L.L.C.



By:  s/ Roger S. Begelman
     ----------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


THE GOLDMAN SACHS GROUP, INC.



By:  s/ Roger S. Begelman
     ----------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


GOLDMAN, SACHS & CO.



By:  s/ Roger S. Begelman
     ----------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact

Date:     June 11, 2001





** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.